Exhibit 99.1

News Release

August 8, 2017

Foamix Reports Second Quarter 2017 Financial Results and Provides Business Update

Conference Call and Webcast on Wednesday, August 9, 2017 at 8:30am Eastern / 5:30am Pacific

Rehovot, Israel, August 8, 2017 – Foamix Pharmaceuticals Ltd. (NASDAQ: FOMX) (“Foamix Pharmaceuticals” or the “Company”), a clinical stage specialty pharmaceutical company focused on developing and commercializing proprietary topical foams to address unmet needs in dermatology, announced today financial results for the three and six months ended June 30, 2017.

Clinical, business and corporate developments for the three months ended June 30, 2017 and to date:

•	On August 3, 2017 we announced the dosing of the first patient in the third Phase 3 clinical trial for Minocycline Foam FMX101 (Study FX2017-22) for the treatment of moderate-to-severe acne.

•
On June 29, 2017, we announced that the Board of Directors has named David Domzalski Chief Executive Officer of the company. He succeeded Dr. Dov Tamarkin as CEO. We also announced that Mr. Meir Eini has stepped down from his role of Chief Innovation Officer. Mr. Ilan Hadar, the Chief Financial Officer of Foamix, assumed the role of Country Manager in Israel, in addition to his role as Chief Financial Officer.

•
On June 21, 2017 we held a Type B meeting with the FDA to review the top-line results of our two Phase 3 studies (Study FX2014-04 & FX2014-05) and to seek guidance on how best to proceed with our clinical development program for FMX101. The FDA confirmed that statistically significant findings from a 3rd study would constitute replication of the Study FX2014-05 results, and would be sufficient to establish an efficacy claim.

•
On June 12, 2017, we announced the dosing of the first patient in the two Phase 3 clinical trials for FMX103 in patients with moderate-to-severe papulopustular rosacea. FMX103 demonstrated clinically and statistically significant efficacy in treating moderate-to-severe rosacea in a Phase 2 trial which enrolled 233 patients across 18 sites in Germany.

•	U.S. Sales of Finacea® Foam, azelaic acid 15% for the treatment of rosacea.

o	Based on sales of Finacea® Foam reported by Bayer HealthCare AG for Q2, 2017 Foamix is entitled to royalty payments of $798,000, down 14% from the first quarter of 2017.
o
Finacea® Foam was developed through a research and development collaboration between Foamix and Bayer, utilizing Foamix's proprietary foam technology platform. The drug was launched by Bayer in the USA in September 2015.

•
On July 1, 2017, Dr. Herman Ellman retired as Vice President Clinical Affairs. Dr. Ellman will continue to serve as an advisor to the Company. Dr. Iain Stuart, assumed the role of Senior Vice President of Research and Development. His new role includes responsibility over all clinical development and innovation and discovery programs.

Financial highlights for the six months ended June 30, 2017:

•	Total revenues were $1.7 million compared with $1.5 million for the six months ended June 30, 2016. The increase is due to increase in sales of Finacea® Foam by Bayer HealthCare AG.

•
Research and development expenses were $26.6 million, compared with $10.3 million in the six months ended June 30, 2016. This increase resulted primarily from an increase in costs relating to the FMX101 (for the treatment of moderate-to-severe acne) and FMX103 (for the treatment of moderate-to-severe rosacea) Phase 3 clinical trials, which are now running simultaneously, as well as an increase in payroll and related expenses, due to one-time severance payments and an increase in headcount in the research and development department.

•
Selling, general and administrative expenses were $6.3 million, compared with $3.8 million in the six months ended June 30, 2016. The increase in selling, general and administrative expenses resulted primarily from increase in payroll and other payroll-related expenses due to one-time severance payments and an increase in headcount. In addition, we incurred an increase in expenses relating to consultants and professional fees, office expenses and capital loss.

•	Operating expenses totaled $32.9 million, compared with $14.1 million in the six months ended June 30, 2016.

•	Net loss was $30.8 million or $0.82 per share, basic and diluted, compared with a loss of $12.7 million or $0.41 per share, basic and diluted, for the six months ended June 30, 2016.

•	Cash and investments (including long term) as of June 30, 2017 totaled $109.5 million, compared with $131.0 million as of December 31, 2016.

Management overview

•
Following the top-line data from our two Phase 3 clinical trials (Trial 04 and 05) for FMX101 in the treatment of moderate-to-severe acne, in the intent-to-treat analysis, FMX101 demonstrated statistical significance compared to vehicle on both co-primary endpoints in Trial 05 (specifically the absolute reduction in inflammatory lesions at week 12, and investigator global assessment (IGA) treatment success at week 12 compared to baseline). In Trial 04, statistical significance was demonstrated for FMX101 compared to vehicle in the co-primary endpoint of absolute reduction in inflammatory lesions, however, statistical significance was not achieved in the co-primary endpoint of IGA treatment success. On May 3, 2017, we provided new data from our two Phase 3 clinical trials for FMX101, including pooled analysis of our co-primary endpoints and certain secondary clinical endpoints (absolute reduction of non-inflammatory lesions at week 12; and percent change in inflammatory lesions at weeks 3, 6, 9 and 12). Statistical significance was demonstrated for FMX101 compared to vehicle in the pooled analysis of the co-primary endpoints as well as the secondary endpoints presented. Following the top-line data from Trial 04 and 05, we held a Type B Meeting with the FDA, during which the FDA confirmed that statistically significant findings from a 3rd study would constitute replication of the Study FX2014-05 results and would be sufficient for establishing an efficacy claim. This confirmation reaffirmed our plans for conducting a 3rd Phase 3 study.

•
On August 3, 2017 we announced the dosing of the first patient in the third Phase 3 Acne clinical trial (Study FX2017-22) for Minocycline Foam FMX101. Study FX2017-22 is a double-blind, vehicle-controlled, multi-center study that will enroll 1,500 patients with moderate-to-severe acne. This study will be conducted at approximately 80 sites throughout the United States. Patients will be randomized 1:1 to either 4% minocycline foam (FMX101) or vehicle, with once daily treatment for 12 weeks. The primary endpoints are identical to the primary endpoints in Study FX2014-04 and FX2014-05, which are: 1) the proportion of patients achieving success at week 12 based on an IGA (success is defined as a score of “clear” or “almost clear” and at least a 2 category improvement from baseline), and 2) the mean change from baseline in inflammatory lesion counts in each treatment group at week 12. Safety evaluation will include reported adverse events, assessments of tolerability, clinical laboratory tests and vital signs. As a result of the recent discussions with the FDA on the design of a 3rd study, we have decided to maintain the design agreed upon with FDA for Study FX2014-04 & 05. We continue to run, in parallel, the long-term open-label safety extension to evaluate the safety of intermittent use of FMX101. The open-label safety extension is scheduled to complete by year-end 2017. We expect to report top-line results from Study FX2017-22 by mid-2018. If the results are positive, this trial will form the basis for an NDA which we plan to submit in the second half of 2018.

•
On June 29, 2017 after leading the Company for the past 14 years, the two founders Dr. Dov Tamarkin and Mr. Meir Eini resigned from their respective positions of Chief Executive Officer and Chief Innovation Officer in Foamix. The Board of Directors named David Domzalski Chief Executive Officer of the Company. Prior to taking the role as CEO, Mr. Domzalski served as President of our U.S. subsidiary since April, 2014. Dr. Tamarkin will continue to be a member of the company’s Board of Directors and will serve as an advisor to the Company. Mr. Meir Eini will also continue to serve as an advisor to the Company. Mr. Ilan Hadar, the current Chief Financial Officer of Foamix, assumed the role of Country Manager in Israel, in addition to his role as Chief Financial Officer.

•
On June 12, 2017, we announced that the first patient had been dosed in our Phase 3 program to evaluate the efficacy and safety of our topical Minocycline Foam 1.5%, FMX103. The Phase 3 program consists of two multi-center studies (FX2016-11 and FX2016-12). Each study will enroll approximately 750 patients with moderate-to-severe papulopustular rosacea into a 12-week double-blind, vehicle-controlled phase. This will be followed by a 9-month open-label safety extension phase with the active 1.5% minocycline foam. Both studies will be conducted at approximately 80 sites throughout the United States. Patients will be randomized on a 2:1 basis (1.5% minocycline foam vs vehicle) and treated once daily for 12 weeks in the initial double-blind portions of the studies. The primary efficacy endpoints are (1) the proportion of patients achieving success at week 12 based on an IGA (success is defined as a score of “clear” or “almost clear” and at least a 2-grade improvement from baseline), and (2) the mean change from baseline in inflammatory lesion counts in each treatment group at week 12. Safety evaluation will include reported adverse events, assessments of tolerability, clinical laboratory tests and vital signs. Patients who complete the 12 weeks of treatment will have the option to continue in a long-term open-label safety extension to evaluate the safety of intermittent use of FMX103 for up to an additional 9 months. We expect to report top-line results from the blinded phase of the clinical trials by mid-2018.

•
On July 1, 2017, Dr. Herman Ellman retired as Vice President Clinical Affairs. Dr. Ellman will continue to serve as an advisor to the Company. Dr. Iain Stuart, assumed the role of Senior Vice President of Research and Development. His new role includes responsibility over all clinical development and innovation and discovery programs.

•	Regarding manufacturing, in Q1 2017, we successfully completed the scale-up process for FMX101 to a commercial batch size of one-ton. The production of three registration batches has been completed.

•
In addition to our internal drug development pipeline, we have development and license agreements relating to our proprietary foam technology with other pharmaceutical companies, including Bayer Healthcare and others, in various stages of development and commercialization. Our agreements with these licensees entitle us to development fees, contingent payments and royalties upon commercialization.

•
In September 2015, Bayer Healthcare began selling Finacea® Foam (azelaic acid 15% for the treatment of rosacea) in the U.S. Finacea® foam is a prescription foam product which was developed as part of a research and development collaboration between Foamix and Bayer, utilizing Foamix's proprietary foam technology platform. According to our license agreement with Bayer, we are entitled to royalties upon commercialization of Finacea Foam. For the three months ended June 30, 2017, we were entitled to royalties from Bayer in an amount of $798,000, down 14% from the first quarter of 2017.

•	We are currently well-capitalized and have sufficient cash to fund our key development programs (FMX101 and FMX103) until mid-2019.

Financial results for the three months ended June 30, 2017

Revenues
Total revenues for the three-month ended June 30, 2017 were $798,000 compared with $752,000 for the three months ended June 30, 2016. The increase is due to increase in sales of Finacea® Foam by Bayer HealthCare AG.

Operating Expenses
Our operating expenses for the three months ended June 30, 2017, and three months ended June 30, 2016, were as follows:

Research and Development Expenses
Research and development expenses increased by $7.2 million, or 107%, from $6.7 million in the three months ended June 30, 2016, to $13.9 million in the three months ended June 30, 2017. The increase in research and development expenses resulted primarily from an increase of $6.2 million in costs relating to the FMX101 and FMX103 Phase 3 clinical trials, which are now running simultaneously, and an increase of $890,000 in payroll and payroll related expenses (including bonuses and equity-based compensation) due to one-time severance payments and increase in headcount in the research and development department.

Selling, General and Administrative Expenses
Selling, general and administrative expenses increased by $1.4 million, or 67%, from $2.1 million in the three months ended June 30, 2016, to $3.5 million in the three months ended June 30, 2017. The increase in selling, general and administrative expenses resulted primarily from an increase of $1.3 million in payroll and other payroll-related expenses (including bonuses and equity-based compensation) due to one-time severance payments and increase in headcount.

Finance Income, Net
For the three months ended June 30, 2017, we recorded financial income of $287,000 compared to financial expenses of $14,000 recorded for the three months ended June 30, 2016. The financial income for the three months ended June 30, 2017 resulted primarily from interest and financial gains from our cash investments. The financial expenses in the three months ended June 30, 2016, resulted primarily from expenses on the loan received from the Binational Industrial Research and Development (“BIRD”) Fund, offset by interest and financial gains from our cash investments.

Net Loss
For the three months ended June 30, 2017, we recorded a net loss of $16.4 million or $0.44 per share, basic and diluted, compared with a loss of $8.2 million or $0.27 per share, basic and diluted, for the three months ended June 30, 2016.

Financial Results for the Six Months Ended June 30, 2017

Revenues
Total revenues for the six months ended June 30, 2017 were $1.7 million compared with $1.5 million for the six months ended June 30, 2016. The increase is due to increase in sales of Finacea® Foam by Bayer HealthCare AG.

Operating Expenses
Our operating expenses for the six months ended June 30, 2017 and 2016 were as follows:

Research and Development Expenses
Research and development expenses increased by $16.3 million, or 158%, from $10.3 million in the six months ended June 30, 2016 to $26.6 million in the six months ended June 30, 2017. The increase in research and development expenses resulted primarily from an increase of $14.1 million in costs relating to the FMX101 and FMX103 Phase 3 clinical trials which are now running simultaneously, and an increase of $2.0 million in payroll and payroll related expenses (including bonuses and stock based compensation) due to one-time severance payments and an increase in headcount in the research and development department.

Selling, General and Administrative Expenses
Selling, general and administrative expenses increased by $2.5 million, or 66%, from $3.8 million in the six months ended June 30, 2016 to $6.3 million in the six months ended June 30, 2017. The increase in selling, general and administrative expenses resulted primarily from an increase of $1.6 million in payroll and other payroll-related expenses (including bonuses and equity-based compensation) due to one-time severance payments and increase in headcount. In addition, we incurred an increase of $243,000 in expenses relating to consultants and professional fees, $146,000 in office expenses and $105,000 in capital loss.

Finance Income, net
For the six months ended June 30, 2017 we recorded financial income of $544,000 compared to $160,000 recorded for the six months ended June 30, 2016. The increase in financial income resulted from an increase in interest and financial gains from our cash investments and expenses on the loan received from BIRD recoded in the second quarter of 2016.

Net Loss
For the six months ended June 30, 2017 we recorded a net loss of $30.8 million or $0.82 per share, basic and diluted, compared with a loss of $12.7 million or $0.41 per share, basic and diluted, for the six months ended June 30, 2016.

Liquidity and Capital Resources
As of June 30, 2017, we had cash and investments (including long term) of $109.5 million, compared with $131.0 million as of December 31, 2016. The decrease was mostly due to operating expenses primarily relating to the clinical trials. During the six months ended June 30, 2017 we used $20.8 million in cash in our operations compared to $12.1 million used in operating activities in the six months ended June 30, 2016.

Conference Call
Management will host an investment community conference call on August 9, 2017 at 8:30 a.m. Eastern / 5:30 a.m. Pacific / 3:30 p.m. Israel to discuss these results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing Domestic: 877-780-3381; International: +1-913-312-1403. Conference ID: 2390109. Webcast: http://public.viavid.com/index.php?id=125169.

A replay of the call will be accessible two hours after its completion through August 23, 2017 by dialing Domestic: 844-512-2921; International: +1-412-317-6671; Passcode: 2390109. The call will also be archived for 90 days at www.streetevents.com and www.foamixpharma.com.

About Foamix
Foamix is a specialty pharmaceutical company focused on the development and commercialization of proprietary, innovative and differentiated topical drugs for dermatological therapy. Our clinical stage product candidates include FMX101, our novel minocycline foam for the treatment of moderate-to-severe acne, FMX102 for the treatment of impetigo, FMX103 for the treatment of rosacea and FDX104, our doxycycline foam for the management of acne-like rash induced by EGFRI anticancer drugs.

In addition, we have development and license agreements relating to our technology with various pharmaceutical companies including Bayer HealthCare and others.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions, expectations, forecasts, beliefs or intentions related to financial results, commercial results, timing and results of clinical trials and U.S. FDA and other regulatory agencies authorizations. Forward-looking statements are based on our current knowledge and our present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors including, but not limited to, unexpected delays, excess costs or unfavorable results of clinical trials, delays or denial in the U.S. FDA approval process, additional competition in the acne market, denial of reimbursement by third party payors or inability to raise additional capital. We discuss many of these risks in greater detail under the heading “Risk Factors” in our most recent Annual Report on Form 20-F (File No. 17625089) filed on February 21, 2017, and elsewhere in that Annual Report. Although we believe these forward-looking statements are reasonable, they speak only as of the date of this announcement and Foamix undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law. Given these risks and uncertainties, you should not rely upon forward-looking statements as predictions of future events.

Finacea® is a registered trademark of Bayer Healthcare.

Contact:	U.S. Investor Relations
Ilan Hadar, CFO & Country Manager	Michael Rice
Foamix Pharmaceuticals Ltd.	LifeSci Advisors, LLC
+972-8-9316233	646-597-6979
ilan.hadar@foamixpharma.com	mrice@lifesciadvisors.com